Exhibit 1

ACQUISITION OF CORDIANT COMMUNICATIONS GROUP PLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

The following unaudited pro forma condensed consolidated income statement, which we refer to as the unaudited pro forma income statement, gives effect to the acquisition by WPP Group plc (WPP) of Cordiant Communications Group plc (Cordiant) using the purchase method of accounting for business combinations, and is based on the assumptions set forth in the notes thereto. Upon completion of the acquisition on August 1, 2003, holders of Cordiant ordinary shares received one ordinary share of WPP in exchange for 205 shares of Cordiant ordinary shares owned at the time of the consummation of the acquisition. WPP also acquired £265.5 million of Cordiant’s debt prior to the completion of the acquisition, of which £62.1 million of the debt was repaid prior to the acquisition date.

The information shown below should be read in conjunction with the historical consolidated financial statements of WPP, including the respective notes thereto, which are included in its Annual Report on Form 20-F for the year ended December 31, 2003. The unaudited pro forma income statement is presented for illustrative purposes only and is not intended to represent:

•	the consolidated results of operations that would have been realized had the acquisition been effective throughout the period presented; or

•	the consolidated results of operations in the future.

The unaudited pro forma income statement for the year ended December 31, 2003 gives effect to the acquisition as if it had been consummated on January 1, 2003 and combines the historical results of operations of WPP for the year ended December 31, 2003 with those of Cordiant for the period from January 1, 2003 to July 31, 2003, after giving effect to the adjustments arising from applying the purchase method of accounting. The pro forma adjustments give effect to events that are considered to be directly attributable to the acquisition, are factually supportable, and expected to have a continuing impact.

WPP

UNAUDITED PRO FORMA INCOME STATEMENT

In Millions of Pounds, Except Per Share Data or Unless Otherwise Indicated

For the Year Ended December 31, 2003

	WPP (A) £m	Cordiant (B) £m	Note	Pro Forma Adjustments (C) £m	Note	WPP Pro Forma Consolidated £m

Revenue	4,106.0	251.8				4,357.8
Direct Costs	(237.1)					(237.1)

Gross Profit	3,868.9	251.8		0.0		4,120.7
Operating Costs	(3,453.6)	(280.9)		7.2	(1)	(3,727.3)

Operating Costs
Operating Profit/(Loss)	415.3	(29.1)		7.2		393.4
Income from associates	40.5	3.5				44.0
Goodwill amortisation and impairment - associates	(34.3)	(49.0)				(83.3)

Profit/(Loss) on ordinary activities before interest, taxation, fixed asset gains and write-downs	421.5	(74.6)		7.2		354.1
Net interest payable and similar changes on net borrowings	(71.6)	(15.2)		9.8	(2)	(77.0)
Other income	0.0	(42.5)	(1)			(42.5)

Profit/(Loss) on ordinary activities before taxation	349.9	(132.3)		17.0		234.6

Taxation	(122.1)	(6.3)		(6.1)	(3)	(134.5)

Profit/(Loss) on ordinary activities after taxation	227.8	(138.6)		10.9		100.1
Minority interests	(19.4)	(0.7)		0.0		(20.1)

Profit/(Loss) attributable to ordinary share owners under UK GAAP	208.4	(139.3)		10.9		80.0
US GAAP adjustments:						0.0
Reverse amortization of goodwill	33.0	10.0	(2)			43.0
Amortization of intangibles	(20.6)	0.0		(9.5)	(4)	(30.1)
Goodwill impairment	(16.9)	0.0				(16.9)
Contingent consideration deemed as compensation	(43.9)	0.0				(43.9)
Executive compensation	(3.7)	0.0				(3.7)
Compensated absences	0.0	(1.9)	(3)			(1.9)
Accounting for derivatives	(17.9)	0.0				(17.9)
Pension accounting	(9.8)	0.0				(9.8)
Accounting for associates	1.1	0.0				1.1
Employer payroll taxes	2.0	0.0				2.0
Tax items	(21.4)	0.7	(4)			(20.7)

	(98.1)	8.8		(9.5)		(98.8)
Net income/(loss) as adjusted for US GAAP	110.3	(130.5)		1.4		(18.8)

UK GAAP
Earnings (loss) per ordinary share:
Basic	18.7p	(.34	)p	0.1p	7.1p
Diluted	18.2p	(.34	)p	0.1p	6.9p

Earnings (loss) per ADS:
Basic	93.5p	(1.70	)p	0.5p	35.5p
Diluted	91.0p	(1.70	)p	0.5p	34.5p
Ordinary shares used to compute basic earnings per share (000,000’s)	1,115.3	405.5		1,128.6	1,128.6
Ordinary shares used to compute diluted earnings per share (000,000’s)	1,145.0	405.5		1,158.2	1,158.2

US GAAP
Earnings (loss) per ordinary share:
Basic	9.9p	(.32	)p	0.1p	(1.7	)p
Diluted	9.7p	(.32	)p	0.1p	(1.7	)p

Earnings (loss) per ADS:
Basic	49.5p	(1.61	)p	0.5p	(8.5	)p
Diluted	48.5p	(1.61	)p	0.5p	(8.5	)p
Ordinary shares used to compute basic earnings per share (000,000’s)	1,115.3	405.5		1,128.6	1,128.6
Ordinary shares used to compute diluted earnings per share (000,000’s)	1,145.0	405.5		1,128.6	1,128.6

NOTES TO THE UNAUDITED PRO FORMA INCOME STATEMENT:

Note 1. Basis of Unaudited Pro Forma Presentation

The unaudited pro forma income statement reflects the issuance of £11.3 million in new WPP ordinary shares to Cordiant shareholders and a payment of £265.5 million by WPP for the debt of Cordiant and the repayment of £62.1 million of the debt prior to the completion of the acquisition. In addition, WPP issued £100 million in WPP ordinary shares to partially finance the acquisition of the Cordiant debt.

The total purchase price of the Cordiant acquisition was as follows (in GBP millions):

Debt acquired	265.5
Debt repayments prior to completion of the acquisition	(62.1)
Shares issued	11.3

Total value of consideration exchanges	214.7
Capitalised acquisition costs	6.1

Total purchase price	220.8

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group as determined in accordance with UK GAAP:

	Book value at Acquisition	Accounting policy alignments[1]		Fair value adjustments[2]		Fair value to Group
	£m	£m		£m		£m
Tangible fixed assets	25.2	(2.1	)(i)	(2.2)		20.9
Investments	44.6			(4.2)		40.4
Current assets	296.7			42.0	(iii)	338.7

Total assets	366.5	(2.1)		35.6		400.0

Other creditors due within one year	(288.9)			(29.8	)(iv)	(318.7)
Other creditors due after one year	(21.5)			(4.2)		(25.7)
Provisions	(66.5)	(11.3	)(ii)	(17.7	)(v)	(95.5)

Total liabilities	(376.9)	(11.3)		(51.7)		(439.9)

Net liabilities	(10.4)	(13.4)		(16.1)		(39.9)

Minority interest						(9.2)
Goodwill						269.9

Consideration						220.8

Considered satisfied by:
Debt acquired						265.5
Debt repayments prior to acquisition date						(62.1)
Shares issued						11.3
Capitalised acquisition costs						6.1

						220.8

Notes

[1]	Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Cordiant into compliance with WPP Group plc’s accounting policies:

(i)	Application of the Group’s depreciation policies to tangible fixed assets acquired.

(ii)	Adjustment for the application of FRS 17 for pensions accounting.

[2]	Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Cordiant to fair value:

(iii)	Revaluation of current asset investments to fair value.

(iv)	Recognition of accrual for corporate tax and other liabilities.

(v)	Recognition of obligations under onerous property contracts and revaluation of other leasing arrangements to fair value, and provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net liabilities. Goodwill is accounted for in accordance with FRS 10.

Note 2. Unaudited Pro Forma Adjustments

A.	Reflects the income statement of WPP for the year ended December 31, 2003 included in WPP’s audited financial statements for that year contained in the current Form 6-K/A filed by WPP with the SEC on December 21, 2004. This income statement includes the results of Cordiant from the date of acquisition.

B.	Reflects the unaudited profit and loss account of Cordiant for the period from January 1, 2003 through July 31, 2003 as presented in footnote 26 to WPP’s audited financial statements for the year ended December 31, 2003.

(1)	Other income represents gains on the disposal of businesses and other costs incidental to a restructuring of operations and investment write offs.

US GAAP adjustments

(2)	Through July 31, 2003 Cordiant had recognized £10.0 million of goodwill amortization under UK GAAP. This adjustment therefore reverses the UK GAAP goodwill amortization.

(3)	Compensated absences relates to unused holiday pay through July 31, 2003. Under UK GAAP, there is no prescribed requirement to book a liability for future compensated absences. Under US GAAP, SFAS 43 Accounting for compensated absences states that vesting and accumulating rights to future compensated absences should be accrued.

(4)	This represents the tax effect of the US GAAP adjustments, based on the WPP worldwide blended statutory rate of 36%.

C.	Pro forma adjustments to record the acquisition as if it had occurred on January 1, 2003:

(1)	The adjustment to operating costs is primarily a result of adjusting costs related to property with above market rents to bring them in line with current market rates and application of WPP’s depreciation policies in tangible fixed assets acquired.

(2)	The change in net interest payable and similar charges reflects a reduction of interest expense on £203 million of Cordiant debt that was retired upon acquisition offset by an increase in interest expense incurred as a result of using WPP’s existing facilities to fund £92 million of the debt acquisition.

(3)	This represents the tax effect of the pro forma adjustments, based on the WPP worldwide blended statutory rate of 36%.

(4)	Under US GAAP, £42.9 million of trade names and £44.4 million of customer relationships were recognized as required by SFAS 141. These intangible assets will be amortized over an average life of 14 years and 4 years, respectively. The pro forma adjustment reflects amortization on trade names of £1.8 million and on customer relationships of £7.7 million.

D.	Pro forma per share data is based on the number of WPP ordinary shares that would have been outstanding had the acquisition occurred on January 1, 2003. In order to compute the number of ordinary shares used in the calculation of pro forma basic and diluted earnings per ordinary share, the number of WPP ordinary shares issued to former holders of shares of Cordiant and WPP ordinary shares issued in the share placement were added to the weighted average number of WPP ordinary shares outstanding for the year ended December 31, 2003. A reconciliation of shares used to compute historical basic earnings per share to ordinary shares used to compute pro forma basic and diluted earnings per ordinary share follows:

Year ended December 31, 2003
Ordinary shares used to compute WPP historical basic earnings per share	1,115,319,576
Ordinary shares issued in connection with the transaction (a)	13,219,980

Ordinary shares used to compute pro forma basic earnings per share	1,128,539,556

Ordinary shares used to compute WPP historical diluted earnings per share	1,145,014,508
Ordinary shares issued in connection with the transaction (a)	13,219,980

Ordinary shares used to compute pro forma diluted earnings per share	1,158,234,488

13,332,984 and 16,361,948 shares related to WPP options and incentive plans and the assumed conversion of WPP’s $287.5 million of outstanding convertible notes, respectively, were accretive to earnings per share under US GAAP and were therefore excluded from the diluted earnings per share calculation under US GAAP.

(a) The number of ordinary shares issued to former holders of Cordiant ordinary shares has been computed based on the number of ordinary shares of Cordiant outstanding at July 31, 2003, being 419,011,390, and the conversion ratio to shares of WPP ordinary shares of 1 to 205. 20,620,000 shares were issued to partially fund the acquisition of the Cordiant debt. Both of these amounts are used in the calculation of ordinary shares used to compute pro forma basic earnings per share for the year ended December 31, 2003.